Filed by Spansion Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spansion Inc.

Commission File No.: 001-34747

Spansion and Cypress to Merge

John Kispert

Today we announced exciting news – we are combining with Cypress. This is a merger of equals, bringing together two technology-oriented companies that each hold leading positions in memory, programmable system-on-chip solutions (PSoC), analog products and microcontrollers.

By combining world-class microcontrollers and PSoCs with Flash, SRAM, Touch, fingerprint recognition and connectivity such as BLE and USB, we are creating a leader in embedded system-on-chip solutions.

The markets we serve are also complementary. We will leverage Cypress’s strength in consumer and communications and Spansion’s strength in automotive, industrial and strong presence in China and Japan. The combined company will have more than $2 billion in revenue, 20,000 products and 7,000 patents and provide customers with more solutions, support, scale and global reach.

We believe the combined company will deliver differentiated solutions in automotive, industrial and IoT for our customers.

Each company brings unique products and a solid foundation in automotive from high-performance flash memory for instant on and sophisticated microcontrollers for intelligent monitoring and control systems to touchscreen solutions with leadership in capacitive touch technology.

Combined we can address all of our OEM’s requirements for applications ranging from cluster and infotainment, body electronics, control, chassis, energy management and powertrain.

In addition, we will deliver the essential building blocks for IoT applications ranging from connected cars, home entertainment, wearables, factory automation, HVAC, medical monitors and more. Advances in memory and processor technology will fuel the ongoing evolution of the IoT and the need for high-quality and durable technology for fast data access, connectivity, new user interfaces and more automation and control for the over 50 billion connected devices expected by 2020. These embedded and connected devices require all the essential components the new combined company will bring such as sensors, analog, processing, memory and connectivity.

More details of the planned combination are in the joint news release and on this microsite.

We are looking forward to the future.

About Cypress

Cypress delivers high-performance, mixed-signal, programmable solutions that provide customers with rapid time-to-market and exceptional system value. Cypress offerings include the flagship PSoC® 1, PSoC 3, PSoC 4 and PSoC 5 programmable system-on-chip families. Cypress is the world leader in capacitive user interface solutions including CapSense® touch sensing, TrueTouch® touchscreens, and trackpad solutions for notebook PCs and peripherals. Cypress is a world leader in USB controllers, which enhance connectivity and performance in a wide range of consumer and industrial products. Cypress is also the world leader in SRAM and nonvolatile RAM memories. Cypress serves numerous major markets, including consumer, mobile handsets, computation, data communications, automotive, industrial and military. Cypress trades on the NASDAQ Global Select Market under the ticker symbol CY. Visit Cypress online at www.cypress.com.

Cypress and the Cypress logo, PSoC, CapSense and TrueTouch are registered trademarks of Cypress Semiconductor Corporation. All other trademarks are property of their owners.

About Spansion

Spansion (NYSE: CODE) is a global leader in embedded systems solutions. Spansion’s flash memory, microcontrollers, analog and mixed-signal products drive the development of faster, intelligent, secure and energy efficient electronics. Spansion is at the heart of electronic systems, connecting, controlling, storing and powering everything from automotive electronics and industrial systems to the highly interactive and immersive consumer devices that are enriching people’s daily lives. For more information, visit http://www.spansion.com.

Spansion®, the Spansion logo, and combinations thereof, are trademarks and registered trademarks of Spansion LLC in the United States and other countries. Other names used are for informational purposes only and may be trademarks of their respective owners.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including with respect to the anticipated timing, completion and effects of the proposed merger between Cypress and Spansion. These statements are based on management’s current expectations and beliefs, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These forward-looking statements include statements about future financial and operating results; benefits of the transaction to customers, stockholders and employees; potential synergies and cost savings; the ability of the combined company to drive growth and expand customer and partner relationships; and other statements regarding the proposed transaction. Forward-looking statements may contain words such as “will be,” “will,” “expected,” “anticipate,” “continue,” or similar expressions, and include the assumptions that underlie such statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the Cypress or Spansion stockholders to approve the proposed merger; failure to achieve regulatory approval; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees, customers and suppliers; and other factors, including those set forth in the most current Form 10-K, Form 10-Q and 8-K reports filed by Cypress and Spansion with the Securities and Exchange Commission (the “SEC”). All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof, and Cypress and Spansion are under no obligation (and expressly disclaim any such obligation) to update or revise their forward-looking statements whether as a result of new information, future events, or otherwise.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed merger, Cypress intends to file a registration statement on Form S-4, which will include a preliminary prospectus and related materials to register the shares of Cypress common stock to be issued in the merger, and Cypress and Spansion intend to file a joint proxy statement/prospectus and other documents concerning the proposed merger with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CYPRESS, SPANSION, AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when they are available) and any other documents filed by Cypress and Spansion with the SEC at the SEC’s website at www.sec.gov. They may also be obtained for free by contacting Cypress Investor Relations at http://investors.cypress.com/contactus.cfm or by telephone at (408) 943-2656 or by contacting Spansion Investor Relations at investor.relations@spansion.com or by telephone at (408) 962-2500. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

Participants in the Solicitation

Each of Spansion and Cypress and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Cypress or Spansion security holders in connection with the proposed merger will be set forth in the registration statement and the joint proxy statement/prospectus when filed with the SEC. Information regarding Spansion’s executive officers and directors is included in Spansion’s Proxy Statement for its 2014 Annual Meeting of Stockholders, filed with the SEC on April 18, 2014, and its Current Report on Form 8-K, filed with the SEC on August 19, 2014, and information regarding Cypress’ executive officers and directors is included in Cypress’ Proxy Statement for its 2014 Annual Meeting of Stockholders, filed with the SEC on March 28, 2014 and its Current Report on Form 8-K, filed with the SEC on April 2, 2014. Copies of the foregoing documents may be obtained as provided above. Certain executive officers and directors of Cypress and Spansion have interests in the transaction that may differ from the interests of Cypress and Spansion stockholders generally. These interests will be described in the joint proxy statement/prospectus when it becomes available.